Caledonia Mining Announces it’s First Quarter 2008 Results

Toronto, Ontario – May 15, 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its first quarter 2008 operating and financial results.

The financial results below are reported in Canadian dollars, except where otherwise stated.

Financial Highlights

(C$ 000’s)	Q1 2008	Q1 2007
Sales from continuing operations	$2,504	$3,318
Net income/(loss) from continuing operations	$791	($3,907)
- per share basic and diluted	$0.001	($0.009)
Discontinued operations (loss)	($70)	($255)
Net income (loss) after discontinued operations	$721	($4,162)
- per share basic and diluted	$0.001	($0.010)

For the quarter ended March 31, 2008 Caledonia reported revenue of $2.5 million from the Blanket gold mine, on sales of 2,809 ounces of gold and a net income of $721,000 or $0.001 per fully diluted share. Cash available at the quarter end totaled $554,000.

Gold production for the quarter was 2,670 ounces and continues to be hampered by power shortages, lack of foreign currency availability and the inability to complete the No.4 shaft expansion as planned.

In February 2008, 12,300,000 shares and an equal number of one-year warrants were issued at $0.15 per unit in a private placement that raised $1,119,000 net of commissions.  These funds are being used for general working capital and the funding of exploration activities at Nama and other sites.

Commenting on the results, Stefan Hayden, President and CEO, said “During the quarter Caledonia’s priority was to continue to advance the Nama cobalt project in Zambia. Substantial progress was made with the signing of four off-take agreements with large Chinese refiners, the recent publication of a NI 43-101 compliant report for the resource body “D”, and the commencement of a Chinese feasibility study, which is due for completion during the third quarter.  Environmental approval for a new access road and power line has been obtained and the application for the conversion of the retention license into 25 year mining licenses has been submitted.

I am pleased to report that Blanket Mine management continues to produce gold in an extremely difficult economic environment, albeit at a much lower rate than the designed capacity. ”

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.